May 14, 2024
Gary Newberry
Tara Harkins
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

RE:	Organon & Co.
Form 10-K for Fiscal Year Ended December 31, 2023
Form 8-K filed February 15, 2024
File No. 001-40235

Dear Mr. Newberry and Ms. Harkins:
On behalf of Organon & Co., a Delaware corporation (“Organon” or the “Company” or “we” or “us” or “our”), I am submitting this letter (the “Response Letter”) in connection with the review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) of (i) the Company’s Form 10-K for fiscal year ended December 31, 2023 (the “Form 10-K”) and (ii) the Company’s Form 8-K filed February 15, 2024 (the “February Form 8-K”) (File No. 001-40235), to address changes to be made to the Form 10-K and February Form 8-K.
For your convenience, each of the Staff’s comments have been restated below in their entirety. Each numbered paragraph corresponds to the numbered paragraphs of the Comment Letter, followed by the Company’s responses to the Staff’s comments.
Form 8-K Filed February 15, 2024
Exhibit 99.1
Organon Reports Results for the Fourth Quarter and Full Year Ended December 31, 2023, page 1

1.Within the header of your earnings release you discuss the non-GAAP measure Adjusted EBITDA without also discussing the most comparable GAAP measure of net income. This presentation gives greater prominence to the non-GAAP measure and does not comply with Item 10(e)(1)(i)(A) of Regulation S-K. Please revise your header and presentations in future filings accordingly. Refer to Question 102.10(a) of the Division’s Compliance & Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures.

RESPONSE TO COMMENT 1: The Company respectfully acknowledges the Staff’s comment and will revise in future filings the headers of presentations, press releases, and Commission filings to discuss the most directly comparable GAAP measure before the related non-GAAP measure. In addition, the Company respectfully advises the Staff that it has already reflected the foregoing in its earnings press release, dated May 2, 2024 for the first quarter ended March 31, 2024.

Division of Corporation Finance
May 14, 2024

Table 4. Reconciliation of GAAP Reported to Non-GAAP Adjusted Information, page 14
2.We note your non-GAAP reconciliation tables presented here and on page 15 give the appearance of a full non-GAAP income statement. Please note that the presentation of a full non-GAAP income statement, or a presentation that gives the appearance of one, may place undue prominence on the non-GAAP information and give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please remove this presentation in your future filings. To the extent you wish to present any of the non-GAAP measures, you could present a separate reconciliation for each non-GAAP measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K including quantification and description of each adjustment individually. Refer to Question 102.10(a) and (c) of the C&DIs for Non-GAAP Financial Measures.

RESPONSE TO COMMENT 2: The Company respectfully acknowledges the Staff’s comment and will revise in future filings the presentation of the non-GAAP reconciliation tables to provide a separate reconciliation for each non-GAAP measure in accordance with the Staff’s comment. In addition, the Company respectfully advises the Staff that it has already reflected the foregoing in Table 4 of its earnings press release, dated May 2, 2024 for the first quarter ended March 31, 2024.

3.We note that table 4 presents the tax impact of your non-GAAP adjustments. Please revise future filings to provide a brief explanation as to how the tax impact of the non-GAAP adjustments were computed. Refer to Question 102.11 of the C&DIs for Non-GAAP Financial Measures.

RESPONSE TO COMMENT 3: The Company respectfully acknowledges the Staff’s comment and will revise in future filings the presentation of the non-GAAP reconciliation tables to provide a brief explanation as to how the tax impact of the non-GAAP adjustments were computed, such as “Represents the estimated tax impacts on the reconciling items by applying the statutory rate and applicable law of the originating territory of the non-GAAP adjustments.” In addition, the Company respectfully advises the Staff that it has already reflected the foregoing in Table 4 of its earnings press release, dated May 2, 2024 for the first quarter ended March 31, 2024.

Table 5. Reconciliation of GAAP Income Before Income Taxes to Adjusted EBITDA, page 16
4.We note that you present Adjusted EBITDA as a non-GAAP performance measure. However, your reconciliation does not reconcile Adjusted EBITDA to the most directly comparable GAAP measure, net income (loss), as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your presentation in future filings accordingly. Refer also to Question 103.02 of the C&DIs for Non-GAAP Financial Measures.

RESPONSE TO COMMENT 4: The Company respectfully acknowledges the Staff’s comment and will revise in future filings the presentation of the reconciliation to Adjusted EBITDA to reconcile Adjusted EBITDA to net income (loss). In addition, the Company respectfully advises the Staff that it has already reflected the foregoing in Table 5 of its earnings press release, dated May 2, 2024 for the first quarter ended March 31, 2024.

Division of Corporation Finance
May 14, 2024

5.Please refer to footnote (2) and “one-time costs.” Please tell us and revise your future filings to quantify and describe the nature of each of the significant components of these adjustments. Explain to us how each of these one-time costs comply with the guidance of Questions 100.01 and 102.03 of the C&DIs for Non-GAAP Financial Measures.

RESPONSE TO COMMENT 5: The Company respectfully acknowledges the Staff's comment and advises the Staff that in future filings with the Commission it will clearly quantify and describe the nature of each significant component of the adjustments. When considering whether to reflect these expenses as adjustments to our non-GAAP financial measures, we considered Question 100.01 and Question 102.03 of the Staff’s C&DI on Non-GAAP Financial Measures.

We believe that excluding the impact of these adjustments from the Company’s results of operations as part of an earnings release furnished as an exhibit to the Company’s Current Reports on Form 8-K provides information meaningful to investors and analysts and provides better visibility to evaluate period-over-period comparisons of the Company's ongoing business. The Company notes that it has not included, nor plans to include, non-GAAP financial measures within its Form 10-K. We have described below the nature of these adjustments, which have also been presented in the first quarter 2024 earnings release attached as Exhibit 99.1 to the Company’s Form 8-K, filed on May 2, 2024.

The spin-related costs and manufacturing network related costs are related to the separation from Merck & Co., Inc., Rahway, NJ, US (“Merck”) in June 2021. The Company’s separation from Merck is, by the nature of the transaction, an unusual and infrequent event. These costs are incremental or redundant costs that are a direct result of this transaction and are not indicative of Organon’s ongoing operations as a separate, stand-alone company and vary in amounts and frequency. These costs include:
Costs related to the separation and establishment of Organon’s information systems and temporary transition service agreements – From the time of the 2021 separation from Merck, Organon has had to utilize certain information systems of Merck, including its enterprise resource planning system. As part of the separation arrangements with Merck, the Company is transitioning and establishing its own stand-alone information systems by the end of 2024. While a standard implementation of an enterprise resource planning system may generally take approximately 5-10 years, as part of the separation, Organon is implementing its stand-alone enterprise resource planning system within approximately three years. In order to adhere to the timeline, the Company incurred significant incremental costs, which are not representative of the Company’s normal, recurring operations. These costs primarily include redundant software licensing costs associated with licenses to access Merck systems under the temporary transition services agreements, and incremental third-party consulting costs to implement the Company’s stand-alone information systems. These costs will be substantially completed by the end of 2024. Software licensing costs related to Organon’s stand-alone systems are presented as normal, recurring operating expenses incurred in the ordinary course of the Company’s business operations (for which the Company does not adjust any of its financial measures).

Division of Corporation Finance
May 14, 2024

Costs related to exiting manufacturing and supply agreements with Merck – These are additional costs related to disentanglement activities at manufacturing facilities that are necessary to bifurcate Organon’s operations from the Merck manufacturing network, thereby resulting in Organon incurring incremental separation and transition costs. These costs include incremental technology transfer costs, stability studies and qualification test costs, which are required in order to separate from the Merck manufacturing network, as well as incremental third-party contractor fees related to these activities. In addition, these costs also reflect an incremental non-cash charge of accelerated depreciation of fixed assets which are solely used to manufacture Merck products.

Based on the foregoing, the non-GAAP financial measures we have historically presented reflect adjustments based on the exclusion of the following items:

Spin-related costs: The Company has excluded certain costs incurred in connection with activities taken to separate the Company from Merck. While the spin-related costs have been incurred in multiple periods, this is due to the inherent time and complexity to disentangle from Merck. These costs include information technology infrastructure, primarily related to the implementation of a stand-alone enterprise resource planning system, redundant software licensing costs associated with licenses to access Merck systems under the temporary transition services agreements, and incremental third-party consulting costs to implement the Company’s stand-alone information systems. As such, we do not consider these costs to be part of normal operations. For the three months ended March 31, 2024, costs for information technology infrastructure, primarily related to the implementation of a stand-alone enterprise resource planning system and redundant software licensing costs, were $21 million and costs for redundant temporary transition service agreements with Merck were $14 million. For the year ended December 31, 2023, costs for information technology infrastructure, primarily related to the implementation of a stand-alone enterprise resource planning system and redundant software licensing costs, were $134 million and costs for temporary transition service agreements with Merck were $28 million.

Manufacturing network related costs: The Company has excluded certain costs associated with the exiting of temporary manufacturing and supply agreements with Merck. These costs include accelerated depreciation, exit premiums, incremental technology transfer costs, stability studies and qualification batch costs, and third-party contractor costs related to these activities. For the three months ended March 31, 2024, manufacturing network related costs were $10 million. There were no manufacturing related costs for the year ended December 31, 2023.

Other costs: The Company has excluded certain other costs related to inventory step-up adjustments from a business development transaction, intangible asset impairments, and legal settlement charges.

Inventory step-up adjustments represent a non-cash adjustment to the valuation of inventory acquired as part of a business development transaction. These purchase accounting related adjustments are incremental and infrequent costs to the Company’s operations, which are generally recognized over a period of approximately six to twelve months. There were no inventory step-up adjustments for the three months ended March 31, 2024. For the year ended December 31, 2023, inventory step-up adjustments were $2 million.

Division of Corporation Finance
May 14, 2024

Impairments represent a non-cash adjustment to the value of an intangible asset. These are unusual charges and vary in both the amount and frequency. There were no intangible asset impairments in the three months ended March 31, 2024 or the year ended December 31, 2023.

Legal settlement charges represent the significant reserves for, or settlement of, legal matters. Legal settlements have been infrequent and outside the ordinary course of our operations and are separate and distinct from normal, recurring legal expenses, such as ongoing legal defense costs, which are incurred in the ordinary course of the Company’s business operations for which the Company does not adjust any of its financial measures. There were no legal settlement charges for the three months ended March 31, 2024. For the year ended December 31, 2023, legal settlement charges were $82 million.

As described above, the Company believes these adjustments are appropriate, and based on the guidance in Question 100.01 and Question 102.03 of the Staff's C&DI on Non-GAAP Financial Measures, have been excluded because they are related to infrequent, unusual, and/or non-recurring matters. We believe the exclusion of these items is appropriate as it provides additional meaningful information to investors about certain adjustments that are not indicative of our ongoing operations, are not misleading, and would affect the comparability of our operating results. In addition, the Company respectfully advises the Staff that it has already provided a description of the nature of the significant components of these adjustments and quantified the amounts in Table 5 of its earnings press release, dated May 2, 2024 for the first quarter ended March 31, 2024. The Company advises the Staff that in future filings with the Commission we will rename the caption of “one-time costs” to three separate line items for “Spin Related Costs”, “Manufacturing Network Related Costs” and “Other Costs”. Footnote disclosure will be provided to further describe and quantify the components of the adjustments in future filings.

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The Company appreciates the efforts of the Staff in reviewing our response to the Comment Letter. We are fully committed to working with the Commission to respond to your comments and to provide you with all the information you require. Accordingly, should you have any questions regarding the Company’s response to your comments, please contact Matthew Walsh at 551-430-6000.
Sincerely,
ORGANON & CO.
/s/ Matthew Walsh
Matthew Walsh
Chief Financial Officer

cc: Kirke Weaver
General Counsel and Corporate Secretary